SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                NOVEMBER 6, 2001


                              PUBLICIS GROUPE S.A.

                          133, AVENUE DES CHAMPS-ELYSEE
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No     X
                              -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Content: Consolidated financial results for the first six months of 2001, as published in the Bulletin des Annonces Legales Obligatoires (unofficial English translation).

                                  EXHIBIT LIST




Exhibit             Description

99.1 Consolidated financial results for the first six months of 2001 as published in the Bulletin des Annonces Legales Obligatoires (unofficial English translation).

                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                          PUBLICIS GROUPE S.A.


                                          By:  /s/ Jean-Michel Etienne
                                             ---------------------------------
                                                 Jean-Michel Etienne
                                                 Chief Financial Officer



Date:  November 6, 2001.